

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 19, 2008

Via U.S. Mail

Christopher Crupi
Chief Executive Officer
Paramount Gold and Silver Corp.
346 Waverly Street Suite 110
Ottawa, Ontario Canada K2P OW5

> **Re: Paramount Gold and Silver Corp.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed March 7, 2008**
> **File No. 333-148831**
>
> **Form 10-KSB/A for the Fiscal Year Ended June 30, 2007, as**
> **amended on February 29, 2008**
> **Filed February 29, 2008**
> **File No. 1-33630**

Dear Mr. Crupi:

We have reviewed your amended filings and your response letter dated February 29, 2008, and we have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Overview and History, page 2

1. Given that your core business is precious metals exploration, please explain why you chose to incorporate under the name Panelmaster Corp. In this regard, please indicate why you chose to incorporate your company using the name of a corporation whose Certificate had expired with the State of Delaware.

2. Please disclose whether you had any relationship with the prior company or its management and discuss the extent of that relationship, if any. Please state whether you confirmed that Panelmaster was a defunct company by conducting any research or by attempting to contact the company. Explain whether or not you were required by Delaware law or otherwise to seek consent to use the name "Panelmaster" and, if required, whether you obtained that consent and from whom.

3. Please explain why you changed your name from Panelmaster Corp. to Paramount Gold Mining Corp. less than one month after incorporation.

4. Please state whether you were aware at the time of your incorporation whether Panelmaster had been previously assigned a CUSIP number and a ticker symbol. Tell us whether, at the time of your incorporation, you took over Panelmaster's CUSIP number and ticker symbol, or obtained your own CUSIP number and ticker symbol. Tell us how you informed the OTCBB, if at all, about the corporate change that had occurred when you changed from Panelmaster to your current name and business.

5. Please provide us a history of your stockholders and issuances of your securities. For example, your Form 10-SB/A filed February 9, 2006 states "As of the date of this filing, there were 29,225,452 shares of Common Stock issued and outstanding, which are held by a total of XX73 stockholders of record." The disclosure in Note 4 to the consolidated financial statements set forth in the Form 10-KSB/A filed October 11, 2006, however, does not account for all the shares outstanding as of the February 9, 2006 date. Please tell how the 29,225,452 shares were issued and the exemption relied upon for such issuances. As another example, we note that as of August 31, 2006 there were 39 stockholders of record of your common stock, and that you disclose in your Form SB-2 that as of June 26, 2007 there were approximately 1,800 holders of record of your common stock. Please tell us how the number of holders of record jumped so significantly during that time.

Signatures, II-5

6. We note your response to our prior comment three and reissue it in part. You do not indicate that anyone is signing the document as the Company's controller or principal accounting officer. Form S-3 requires that the registration statement be signed by the registrant's controller or principal accounting officer. Please revise.

Form 10-KSB/A for the Fiscal Year Ended June 30, 2007

Controls and Procedures, page 4

7. We note your response to our prior comment four. You disclose that "Our Principal Executive Officer and Principal Financial Officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c))." Item 307 of Regulation S-K requires disclosure of the conclusions of the registrant's principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the registrant's disclosure controls and procedures *as defined in Exchange Act Rules 13a-15(e) or 15d-15(e).* Please revise.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, Anne Nguyen Parker, Branch Chief, at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Jeffrey G. Klein (561) 241-4943
        Sean Donahue